SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _)
AMERICAN REALTY INVESTORS, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
029174-10-9

(CUSIP Number)
R. Neil Crouch
1755 Wittington Place, Suite 340
Dallas, Texas 75234
(972) 243-2762
(972) 243-2764 (Facsimile)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)
March 13, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box ☐.
NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting persons’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS Syntek West, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER 48,600

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 48,600
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,958

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.16%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	029174-10-9

1	NAMES OF REPORTING PERSONS Syntek Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER 531,358

NUMBER OF

SHARES	8	SHARED VOTING POWER -0-
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER 531,358
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 531,358

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.73%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1. Security and Issuer.
     This Statement on Schedule 13D (this “Statement”) relates to shares of Common Stock, par value $0.01 per share (the “Shares”) of American Realty Investors, Inc., a Nevada corporation (the “Issuer” or “ARL”), which has its principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The Shares are listed and traded on the New York Stock Exchange, Inc. The CUSIP number of the Shares is 029174-10-9.
Item 2. Identity and Background.
     (a)-(c) and (f) This Statement is filed on behalf of Syntek West, Inc., a Nevada corporation (“SWI”) and its wholly owned subsidiary Syntek Acquisition Corp., a Nevada corporation (“SAC”), each of which has its principal executive offices locates at 1755 Wittington Place, Suite 340, Dallas, Texas 75234. All of the issued and outstanding common stock of SWI is owned by Gene E. Phillips. The name, business address and capacity with SWI and SAC of each of the executive officers or directors of SWI and SAC are set forth on Schedule 1 attached hereto. Each of the individuals listed on Schedule 1 is a citizen of the United States of America. SWI, SAC and Gene E. Phillips are collectively referred to herein as the “Reporting Persons.”
     (d) In the last five years, neither Mr. Phillips, SWI, SAC nor any of SWI’s or SAC’s executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, neither Mr. Phillips, SWI, SAC nor any of SWI’s or SAC’s executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The consideration paid by SWI to purchase the 46,400 Shares described in Item 5(c) below (a total of $516,901) came from SWI’s working capital.
Item 4. Purpose of Transaction.
     SWI and SAC acquired the Shares described in Item 5 below as an investment. SWI and SAC as a Reporting Persons have no present plans or proposals which would result in the Reporting Persons seeking to acquire the entire equity interest in the Issuer. Except as set forth in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in:
     (a) the acquisition by any person of any additional securities of the Issuer or the disposition of securities of the Issuer except that the Reporting Persons may, if the appropriate opportunity exists, acquire additional securities of the Issuer or dispose of any portion or all of the securities of the Issuer; or

     (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; or
     (c) a sale or transfer of a material amount of assets of the Issuer and any of its subsidiaries; or
     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; or
     (e) any material change in the present capitalization or dividend policy to Issuer; or
     (f) any other material change in the Issuer’s business or corporate structure; or
     (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; or
     (h) causing of a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or
     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
     (j) any actions similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
     (a) According to the latest information available from the Issuer, as of November 15, 2008, the total number of issued and outstanding Shares was 11,232,172 Shares. As of March 13,2009, after giving effect to the transaction described in Item 5(c) below, SWI and SAC own and hold directly and beneficially 579,958 Shares or approximately 5.16% of a class of outstanding Shares. Pursuant to Rule 13d-3 under the Exchange Act, each of the directors of SWI and SAC may be deemed to beneficially own the number of Shares owned by SWI and SAC described above. The directors of SWI and SAC, Gene E. Phillips and R. Neil Crouch II may be deemed to beneficially own pursuant to Rule 13d-3 the 579,958 Shares or approximately 5.16% of the class outstanding. Pursuant to Rule 13d-4, Mr. Crouch expressly declares that the filing of this Statement shall not be construed as an admission that Mr. Crouch is, for the purposes of Section 13d or 13g of the Exchange Act, the beneficial owner of any securities covered by this Statement.
     (b) Each of the directors of SWI and SAC share voting and dispositive power over the Shares held by SWI and SAC.
     (c) During the sixty calendar days ended March 13, 2009, the Reporting Persons and the executive officers and directors of SWI and SAC and did not engage in any transaction involving the Shares or any other equity interests derivative thereof, except for SWI’s acquisition of 46,400

Shares as a single block in a open market transaction for an aggregate purchase price of $516,901 (approximately $11.14 per Share). SWI has owned 2,200 Shares and SAC has owned an additional 531,358 Shares (approximately 4% of the outstanding) since at least July 1, 2008.
     (d) No person other than SWI or SAC and their respective Boards of Directors is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds of sale of, the Shares of ARL Common Stock held by SWI or SAC.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Not applicable.

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth on this Statement on Schedule 13D is true, complete and correct.
     Dated: March 13, 2009

SYNTEK WEST, INC.

By:	/s/ R. Neil Crouch

R. Neil Crouch, Vice President

SYNTEK ACQUISITION CORP.

By:	/s/ R. Neil Crouch

R. Neil Crouch, Vice President

SCHEDULE 1
EXECUTIVE OFFICERS AND DIRECTORS OF
SYNTEK WEST, INC.

Name and Capacity with		Present Business in
Syntek West, Inc.	Business Address	which Employment is Conducted
Gene E. Phillips	1800 Valley View Lane, Suite 300	Chief Executive Officer and President,
Director, Chief Executive Officer and President	Dallas, Texas 75234	Syntek West, Inc.

R. Neil Crouch II	1750 Valley View Lane, Suite 440	President, Eurenergy Resources
Director, Vice President, Secretary and Treasurer	Dallas, Texas 75234	Corporation
EXECUTIVE OFFICERS AND DIRECTORS OF
SYNTEK ACQUISITION CORP.

Name and Capacity with		Present Business in
Syntek Acquisition Corp.	Business Address	which Employment is Conducted
Gene E. Phillips	1800 Valley View Lane, Suite 300	Chief Executive Officer and President,
Director, Chief Executive Officer and President	Dallas, Texas 75234	Syntek West, Inc.

R. Neil Crouch II	1750 Valley View Lane, Suite 440	President, Eurenergy Resources
Director, Vice President, Secretary and Treasurer	Dallas, Texas 75234	Corporation